UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number: 001-15102

Embraer — Empresa Brasileira de Aeronáutica S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

BM&FBOVESPA: EMBR3 NYSE: ERJ www.embraer.com.br Investor Relations André Gaia Caio Pinez Juliana Villarinho Paulo Ferreira Tel: +55 (12) 3927 4404

EMBRAER RELEASES THIRD QUARTER 2009 RESULTS IN US GAAP

The Company’s operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with US GAAP. The financial data presented in this document as of and for the quarters ended September 30, 2008, June 30, 2009 and September 30, 2009, are derived from the unaudited financial statements, except where otherwise stated. In order to better understand the Company’s operating performance, additional information is also presented at this release, in accordance with Brazilian Corporate Law (“Brazilian GAAP”).

São José dos Campos, October 29, 2009 – Embraer (BM&FBOVESPA: EMBR3; NYSE: ERJ), the world’s leading manufacturer of commercial jets with up to 120 seats, recorded net sales of US$ 1,246.0 million in the third quarter of 2009 (3Q09), and net income of US$ 57.7 million, equivalent to basic and diluted earnings per ADS of US$ 0.3188.

In 3Q09, Embraer delivered 57 jets to the commercial aviation, executive aviation and defense segments, compared to 48 jet deliveries in the third quarter of 2008 (3Q08). The Company’s firm order backlog on September 30, 2009, totaled US$ 18.6 billion.

Despite a higher number of deliveries, net revenues for 3Q09 totaled US$ 1,246.0 million, or a 19.4% decrease from the US$ 1,546.0 million in net revenues of 3Q08, basically due to 3Q09 product mix, that included 22 Phenom 100 jet delivered.

The gross margin for 3Q09 totaled 18.8% or a decrease over the 21.7% gross margin of 3Q08, mainly due to the product mix, and the reduction in revenues which caused a lower dilution of fixed costs.

Income from operations totaled US$ 68.0 million in 3Q09, a 32.3% decrease compared to US$ 100.5 million recorded for the same period of last year. The decrease is due to a lower gross profit in the quarter. The operating margin was 5.5% in 3Q09, or a decrease over the 6.5% operating margin for 3Q08. On an accumulated basis, the operating margin of 2009 is 7.0%, higher than 5.8% margin accumulated in 2008.

After a US$ 13.0 million income tax benefit, net income attributable to Embraer was US$ 57.7 million in 3Q09, an stable figure compared to the same number in 3Q08. The net margin was 4.6% in 3Q09 better than the 3.7% in 3Q08.

THIRD QUARTER 2009 IN PERSPECTIVE

EMBRAER ACHIEVED 40-YEAR MILESTONE

Embraer celebrated a four-decade history in August 2009. Throughout this period, the Company designed more than 20 different aircraft models for the commercial, executive and defense markets. Since the Bandeirante, to the recent program for developing the KC-390 cargo and refueling plane, Embraer has delivered around 5,000 airplanes on five continents.

EMBRAER SERVICE CENTER IN EUROPE RECEIVED EASA CERTIFICATION FOR PHENOM 100 JET

Embraer Executive Jets Service Center in Le Bourget - France received, in July, the European Aviation Safety Agency (EASA) certification to perform maintenance services on the Phenom 100 jet.

EMBRAER DELIVERED FIRST EMBRAER JET TO MOZAMBIQUE’S LAM, BRITISH AIRWAYS AND LUFTHANSA CITYLINE

Embraer delivered the first EMBRAER 190 jet, in July, to Mozambique flag carrier LAM – Linhas Aéreas de Moçambique, the deal was announced in October 2008 and includes firm orders for two EMBRAER 190s, plus two purchase rights. In September, the first EMBRAER 170 jet was delivered to British Airways, the deal was announced in December 2008, and includes firm orders for six EMBRAER 170 and five EMBRAER 190 jets, plus options for another three airplanes of the same model. Also, in September the first EMBRAER 195 jet was delivered to Lufthansa, to be operated by Lufthansa CityLine, the wholly owned regional partner of the German carrier and one of the five partners in the Lufthansa Regional family.

EMBRAER DELIVERED 600th E-JET PRODUCED TO LOT POLISH AIRLINES

Embraer has reached a significant milestone in September, with the delivery of its 600th E-Jet – an EMBRAER 175 – to LOT Polish Airlines, in a ceremony held in Poland, just five years after the very first E-Jet was delivered, in March 2004.

FIRST EMBRAER 190 JET IS DELIVERED TO THE BRAZILIAN GOVERNMENT

Embraer officially delivered the first EMBRAER 190 jet to the Brazilian Government in September, in a ceremony held at the Brasília’s Air Force Base in Brazil’s capital. The aircraft is especially configured for missions involving the President of the Republic and will be operated by the Special Transportation Group (Grupo de Transporte Especial – GTE) of the Brazilian Air Force (Força Aérea Brasileira – FAB).

EMBRAER WAS AWARDED THE MOST TRANSPARENT COMPANY IN 2009

Embraer received the 2009 Transparency Award in September, at the 13th Anefac – Fipecafi – Serasa Experian Awards. The ceremony was held in São Paulo, in public acknowledgement of the best financial statements published in Brazil in 2009. This recognition and also the award “Top 100 Best Company to Work 2009”, from Época Magazine, in partnership with Great Place to Work Institute(GPTW); and “Top 150 Best Company to Work”, from Você S/A and Exame Magazines, also received in 3Q09, strongly demonstrate the Company’s commitment with its employees, shareholders and general society.

EMBRAER OFFERED A SERIES OF NOTES

Embraer has offered US$ 500 million in 10 year bonds through its subsidiary Embraer Overseas Ltd. The transaction was successfully priced on October 1st with a yield of 6.50% p.a., and the resources will allowed Embraer to extend the average maturity of its indebtedness.

INCOME STATEMENT HIGHLIGHTS

The following table presents selected financial information from Embraer’s consolidated statement of income for the three months ended September 30, 2008 and 2009 (3Q08 and 3Q09) and for the three months ended June 30,2009 (2Q09).

Statement of Income (USGAAP) In US$ million, except % and earnings per ADS	2Q09 (1)	3Q08 (1)	3Q09 (1)
Net sales	1,456.6	1,546.0	1,246.0
Gross profit	336.5	336.1	233.7
Gross margin	23.1%	21.7%	18.8%
Selling, general administrative	(121.6)	(159.4)	(124.5)
Research and development	(48.1)	(77.5)	(43.4)
Other operating income net	7.8	1.3	2.2
Income from operations	174.6	100.5	68.0
Operating margin	12.0%	6.5%	5.5%
Net financial income (expenses)	8.9	(102.0)	14.6
Foreign exchange gain (loss), net	(49.8)	58.7	(35.0)
Income before income taxes	133.7	57.2	47.6
Income tax benefit (expense)	(63.4)	2.0	13.0
Net income	70.3	59.3	60.6
Net income margin	4.8%	3.8%	4.9%
Net income attributable to the noncontrolling interest	(2.5)	(1.6)	(2.9)
Net Income attributable to Embraer	67.8	57.7	57.7
Net Income attributable to Embraer margin	4.7%	3.7%	4.6%
Earnings (losses) per ADS - basic and diluted	0.3750	0.3190	0.3188

(1)	Derived from unaudited financial information

DELIVERIES AND NET SALES BY SEGMENT

A total of 57 jets were delivered during 3Q09, including 29 jets to the commercial aviation segment, 27 jets to the executive aviation segment, including 22 Phenom 100 jets, and one aircraft to the defense segment. As a result of the product mix delivered, net sales came to US$ 1,246.0 million in 3Q09, or 19.4% less the same period in 2008.

The following table sets forth deliveries per segment for the indicated periods.

Deliveries by Segment	2Q09	3Q08	3Q09

Commercial Aviation	35	37	29
ERJ 145	2	1	1
EMBRAER 170	7	3	4
EMBRAER 175	3	12	3
EMBRAER 190	16	20	17
EMBRAER 195	7	1	4
Defense	2	2	1
EMB 145	-	1	-
Phenom 100	2	-	-
Legacy 600		1	-
EMBRAER 190	-	-	1
Executive Aviation	19	9	27
Phenom 100	13	-	22
Legacy 600	5	9	5
Lineage 1000	1	-	-
Total	56	48	57

In 3Q09 net revenues for the commercial aviation segment were US$ 824.1 million, or 66.1% of total revenues for the period, compared to US$ 988.0 million and 63.9%, respectively, in 3Q08.

Despite of the delivery of 22 Phenom 100 jets, a lower number of Legacy 600 jets delivered (five in 3Q09 compared to nine in 3Q08) has reduced net revenues for the executive aviation segment to US$ 200.7 million in 3Q09, or 10.0% less than the US$ 223.1 million in 3Q08.

Net revenues for the defense segment in 3Q09 declined to US$ 70.8 million, compared to US$ 135.3 million in 3Q08, mainly due to the product mix and the normal fulfillment of the contracts. In Aviation Services, net revenues decreased to US$ 127.1 million in 3Q09, compared to US$ 151.0 million in 3Q08.

Net sales by segment	2Q09 (1)		3Q08 (1)		3Q09 (1)
	US$M	%	US$M	%	US$M	%
Commercial Aviation	972.2	66.7	988.0	63.9	824.1	66.1
Defense	100.9	6.9	135.3	8.8	70.8	5.7
Executive Aviation	208.0	14.3	223.1	14.4	200.7	16.1
Aviation Services	151.3	10.4	151.0	9.8	127.1	10.2
Others	24.2	1.7	48.6	3.1	23.3	1.9
Total	1,456.6	100.0	1,546.0	100.0	1,246.0	100.0

(1)	Derived from unaudited financial information

OPERATING EXPENSES & INCOME FROM OPERATIONS

During 3Q09, operating expenses totaled US$ 165.7 million, down 29.7% when compared to US$ 235.6 million in 3Q08. Such decrease is mainly due to a stronger control of expenses and productivity gains achieved with the progress of the P3E process optimization plan. Such reduction was achieved despite the 9.9% appreciation of the Real against the dollar.

Selling expenses totaled US$72.9 million in 3Q09, a significant 28.4% drop from US$ 101.8 million in 3Q08, due to the decrease in variable selling expenses and productivity gains. The decrease in the variable selling expenses reflects the lower number of deliveries for the commercial aviation segment.

R&D expenses totaled US$ 43.4 million in 3Q09, compared to US$77.5 million in 3Q08. This decrease is due to the agreement reached with some of the Company’s risk-sharing partners to book revenue for their cash contribution of the development of the new executive jets programs.

General and administrative expenses also showed a 10.4% decrease to US$ 51.6 million in 3Q09 compared to US$ 57.6 million in 3Q08. The Company achieved this decrease despite the variation of the Real against the dollar exchange rate in the period.

Other net operating expenses showed stability in the comparison between quarters, totaling an income of US$ 2.2 million in 3Q09 compared to US$ 1.3 million in 3Q08. The depreciation during the 3Q09 was US$ 21.9 million.

As a result of the foregoing, the Company’s operating income was US$ 68.0 million in 3Q09, with an operating margin of 5.5%, which compares to US$ 100.5 million and 6.5%, respectively, in 3Q08.

NET INCOME

Net financial income totaled US$ 14.6 million in 3Q09, compared to a net financial expense of US$ 102.0 million for 3Q08. This result was obtained by reducing the cost of funds in other currencies from 5.22% to 3.88% and by improving the financial assets returns.

Foreign exchange gain/loss reflects the impact of the exchange rate over monetary assets and liabilities stated in other currencies which are translated into US dollars at the end of each period. The Company recorded a foreign exchange loss of US$ 35.0 million in 3Q09, compared to a gain of US$ 58.7 million in 3Q08.

Embraer recorded an income tax benefit of US$ 13.0 million, mostly accounted for as deferred income tax in 3Q09, compared to an income tax benefit of US$ 2.0 million, in 3Q08. Income tax expense calculation is based on Brazilian tax regulations.

Net income attributable to Embraer was US$ 57.7 million in 3Q09, or a 4.6% net margin, which compares to net income attributable to Embraer of US$ 57.7 million or a 3.7% net margin in 3Q08.

BALANCE SHEET HIGHLIGHTS

On September 30, 2009, Embraer’s cash and cash equivalents and temporary cash investments totaled US$ 2,081.2 million. On the same date, short- and long-term loans (excluding non-recourse and recourse debt) totaled US$ 2,009.8 million. As a result, the Company had a net cash position (total loans minus cash and cash equivalents and temporary cash investments) of US$ 71.4 million at the end of 3Q09.

Balance Sheet Data (USGAAP)	(1)	(1)	(1)
(in US$ million)	2Q09	3Q08	3Q09
Cash and cash equivalents	688.9	1.063.3	667.7
Temporary cash investments	1.180.6	858.7	1.413.5
Trade accounts receivable	469.8	406.1	490.1
Customer and commercial financing	545.3	444.1	538.6
Inventories	2.874.6	2.924.7	2.722.6
Property, plant and equipment	748.0	674.0	758.4
Trade accounts payable	892.3	1.146.9	725.4
Loans	1.817.2	1.430.1	2.009.8
Total Company shareholders’ equity	2.329.3	2.214.3	2.400.4
Net cash *	52.3	491.9	71.4

*	Net cash = Cash and cash equivalents + Temporary cash investments - Loans

(1)	Derived from unaudited financial information.

Cash and cash equivalents and temporary cash investments

Embraer’s cash and cash equivalents and temporary cash investments on September 30, 2009, totaled US$ 2,081.2 million, compared to US$ 1,869.5 million on June 30, 2009. Of the total balance in cash and cash equivalents and temporary cash investments on September 30, 2009, 43.5% was stated in US dollars and the remaining 56.5% comprised investments primarily stated in Reals. The investment strategy adopted by the Company is to maintain sufficient cash to minimize the currency and interest rate exposures of its assets and liabilities. This strategy also takes into account expected future costs, expenses and capital expenditure, which are denominated in Reals.

Trade accounts receivable and customer and commercial financing

Trade accounts receivable and customer commercial financing totaled US$ 1,028.7 million in 3Q09, representing a 1.3% increase over the US$ 1,015.1 million in 2Q09.

Inventories

During 3Q09, inventories decreased to US$ 2,722.6 million, compared to US$ 2,874.6 million in 2Q09, a reduction of 5.3%. This decrease is a result of negotiations with Embraer suppliers to adjust the needs of parts and equipments to the new levels of aircraft demand and production.

Short-Term and Long-Term Loans

On September 30, 2009, Embraer’s total debt was US$2,009.8 million, compared to US$1,817.2 million on June 30, 2009. Of the total debt recorded on that date, 48.8% is stated in Reals and indexed to the Brazilian Long-term interest rate, TJLP, at a weighted average interest rate of 7.80% per annum, similar to 3Q08 levels of 7.71% per annum. The remaining 51.2% is stated in other currencies, primarily U.S. dollars, with a weighted average interest rate of 3.88% per annum, which is well below the 5.22% of 3Q08. Short term debt is 47.1% of the total debt in 3Q09.

Embraer’s total debt/LTM adjusted EBITDA ratio increased to 3.20x, on September 30, 2009 from 2.77x, on June 30, 2009. The Company’s total debt/capitalization ratio increased to 0.46x, on September 30, 2009 from 0.44x on June 30, 2009. LTM adjusted EBITDA was US$627.5 million in 3Q09.

Interest coverage as measured by LTM adjusted EBITDA/Interest expense (gross) decreased to 5.94x on September 30, 2009, from 6.56x, on June 30, 2009.

Certain Financial Ratios	2Q09	3Q08	3Q09
Total debt to Adjusted EBITDA (1)	2.77	2.89	3.20
Net debt to Adjusted EBITDA (2)	(0.08)	(0.99)	(0.11)
Total debt to capitalization (3)	0.44	0.39	0.46
Adjusted EBITDA to interest expense (gross) (4)	6.56	4.33	5.94
Adjusted EBITDA (5)	656.7	494.7	627.5

(1)	Total debt represents short and long-term loans and financing.

(2)	Net debt represents cash and cash equivalents, plus temporary cash investments, minus short and long-term loans and financing.

(3)	Total capitalization represents short and long-term loans and financing, plus shareholders’ equity.

(4)	Interest expense (gross) includes only interest and commissions on loans.

(5)	The table at the end of this release sets forth the reconciliation of net income to adjusted EBITDA, calculated on the basis of financial information prepared with U.S. GAAP data, for the indicated periods.

CAPITAL EXPENDITURES

Investments in the improvement and modernization of the Company’s industrial and engineering processes, and in property, plant, and equipment totaled US$ 33.5 million during 3Q09, compared to US$ 61.3 million in 3Q08.

ADDITIONAL INFORMATION ACCORDING TO BRAZILIAN GAAP

Embraer reported its 3Q09 financial statements in accordance with the accounting practices adopted in Brazil (Brazilian GAAP), which, under Brazilian law, are the basis for calculating the distribution of dividends and interest on shareholders’ equity, income tax and social contribution. The following is a selection of consolidated income data in accordance with Brazilian GAAP and in Reals (R$).

•	Net sales during 3Q09 totaled R$ 2,327.5 million.

•	Gross profit totaled R$ 411.2 million, with a gross margin of 17.7% in 3Q09.

•	Income from operations for 3Q09 was R$ 162.0 million, with an operating margin of 7.0%.

•	During 3Q09, income before taxes totaled R$ 132.3 million, representing 5.7% of net sales.

•	Net income for 3Q09 was R$ 221.9 million, with a net margin of 9.5%.

BACKLOG & DELIVERY FORECAST

Embraer delivered 57 jets in 3Q09, or nine more than the 48 deliveries in 3Q08.

On September 30, 2009, Embraer presented the following firm order backlog:

Aircraft Type	Firm Order	Options	Deliveries	Firm Order Backlog
ERJ 135	108	-	108	-
ERJ 140	74	-	74	-
ERJ 145	708	25	697	11
EMBRAER 170	194	96	164	30
EMBRAER 175	135	173	123	12
EMBRAER 190	436	447	251	185
EMBRAER 195	112	76	44	68
TOTAL	1,767	817	1,461	306

On September 30, 2009, Embraer’s firm order backlog, including the commercial aviation, the executive aviation and the defense segments totaled US$ 18.6 billion. The following chart illustrates the evolution of Embraer’s firm order backlog.

Firm Order Backlog (US$ Billion)

INVESTOR RELATIONS

Embraer’s American Depositary Shares (ADS) traded on the New York Stock Exchange (NYSE) closed at US$ 22.94 on September 30, 2009, representing an increase of 38.5% during the third quarter of 2009. On the same period, the Dow Jones index appreciated 14.9%, closing at 9.712 points on September 30th 2009, compared to 8.447 points at June 30th 2009.

The Company’s common shares traded on the Bolsa de Valores de São Paulo (BM&FBOVESPA) closed at R$ 10.25, on September 30, 2009, representing a 25.8% increase for the third quarter of 2009.

The average daily ADS trading volume during 3Q09 was US$ 20.2 million and 969.0 thousand shares.

GUIDANCE 2009: DELIVERIES & NET REVENUES

Embraer maintains its 2009 guidance 2009 of US$ 5.5 billion for net revenues and its investments estimates of US$ 350 million. In addition, the Company expects to deliver 115 commercial jets, 17 Legacy 600 and Lineage 1000 and approximately 100 Phenom jets. Due to the strong appreciation of the Real against the US dollar, the operating margin for the current year is expected to be around 7%.

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 3Q09 Results in US GAAP on October 30, 2009, as described below:

(US GAAP)
10:00 (SP)
08:00 (NY)

Telephones:
+1 800 860 2442 (North America)
+1 412 858 4600 (International)
+55 11 4688 6341(Brazil)
Code: Embraer

Replay Number:
+55 11 4688 6312
Code: 299

The conference call will also be broadcast live over the web at www.embraer.com

For additional information please contact:

Investor Relations

(+55 12) 3927-4404

investor.relations@embraer.com.br

ABOUT EMBRAER

Embraer (Empresa Brasileira de Aeronáutica S.A. - NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, the United States, France, Portugal, China and Singapore. Founded in 1969, the Company designs, develops, manufactures and sells aircraft for the commercial aviation, executive aviation, and defense segments. The Company also provides after sales support and services to customers worldwide. On September 30, 2009, Embraer had a workforce of 16,986 employees – not counting the employees of its subsidiaries OGMA and HEAI – and its firm order backlog totaled US$ 18.6 billion.

This document may contain forward-looking statements regarding circumstances or events yet to take place. Such statements are based largely on current expectations, forecasts of future events, assumptions and on financial tendencies that affect the Company’s businesses, and may prove not to be accurate and are not guarantees of performance. They are subject to risks, uncertainties and assumptions that are difficult to predict and that may include, among others: general economic, political and trade conditions in Brazil and in those markets where the Company does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon; and existing and future governmental regulations. The actual results can, therefore, differ substantially from those previously published as Company expectations. Further, in view of the inherent risks and uncertainties, the estimates, events and circumstances in such statements may not occur. The words “believe”, “may”, “is able”, “will be able”, “estimate”, “intend”, “continue”, “project”, “anticipate”, “expect” and other similar terms are supposed to identify such forward-looking statements. The Company is not obligated to publish updates nor to revise any such statements due to new information, future events or otherwise.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

USGAAP CONDENSED CONSOLIDATED BALANCE SHEETS

(in million of U.S. dollars)

A S S E T S

	As of June 30, 2009	As of September 30, 2009
CURRENT ASSETS	(1)	(1)
Cash and cash equivalents	688.9	667.7
Temporary cash investments	1,180.6	1,413.5
Trade accounts receivable net	464.7	485.8
Collateralized accounts receivable	11.4	11.8
Customer and commercial financing	12.8	13.7
Inventories	2,867.2	2,715.5
Deferred income taxes	96.0	95.8
Other current assets	199.8	232.9

Total current assets	5,521.4	5,636.7

NON-CURRENT ASSETS
Trade accounts receivable net	5.1	4.3
Collateralized accounts receivable	467.3	469.7
Customer and commercial financing	532.5	524.9
Inventories	7.4	7.1
Property, plant and equipment, net	748.0	758.4
Goodwill	14.5	14.5
Investments	63.8	64.0
Deferred income taxes	234.5	281.9
Other noncurrent assets	799.1	814.1

Total non-current assets	2,872.2	2,938.9

TOTAL ASSETS	8,393.6	8,575.6

(1)	Derived from unaudited financial information.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

USGAAP CONDENSED CONSOLIDATED BALANCE SHEETS

(in million of U.S. dollars)

LIABILITIES AND SHAREHOLDERS’ EQUITY

	As of June 30, 2009	As of September 30, 2009
CURRENT LIABILITIES	(1)	(1)
Loans and financing	891.7	947.0
Capital lease obligation	6.0	6.0
Non-recourse and recourse debt	137.1	133.3
Trade accounts payable	892.3	725.4
Advances from customers	1.160.2	1.044.8
Taxes and payroll charges payable	39.3	41.4
Accrued taxes on income	14.7	18.6
Deferred income taxes	6.6	6.8
Contingencies	12.6	12.1
Accrued dividends	1.0	1.1
Other payables and accrued liabilities	412.9	478.3

Total current liabilities	3.574.4	3.414.8

NON-CURRENT LIABILITIES
Loans and financing	925.5	1.062.8
Capital lease obligation	15.2	15.5
Non-recourse and recourse debt	365.4	368.4
Advances from customers	328.5	379.7
Contribution from suppliers	65.2	48.3
Taxes and payroll charges payable	438.6	490.3
Other payables and accrued liabilities	178.1	199.0
Deferred income taxes	132.7	152.1
Contingencies	40.7	44.3

Total non-current liabilities	2.489.9	2.760.4

Company shareholder’s equity	2.256.1	2.322.7
Noncontrolling interest	73.2	77.7
TOTAL SHAREHOLDERS’ EQUITY	2.329.3	2.400.4

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8.393.6	8.575.6

(1)	Derived from unaudited financial information.

[GRAPHIC]

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

USGAAP CONSOLIDATED STATEMENTS OF INCOME

In millions of U.S. dollars, except earnings per share

	(1)		(1)
	Three Months Ended		Nine Months Ended
	September 30, 2008	September 30, 2009	September 30, 2008	September 30, 2009
Gross sales
Domestic market	101.4	71.2	200.9	397.5
Foreign market	1.439.7	1.188.9	4.385.8	3.497.4
Sales deductions	4.9	(14.1)	(69.8)	(38.1)
Net sales	1.546.0	1.246.0	4.516.9	3.856.8

Cost of sales and services	(1.209.9)	(1.012.3)	(3.550.7)	(3.076.9)
Gross profit	336.1	233.7	966.2	779.9

Operating income (expenses)
Selling	(101.8)	(72.9)	(301.3)	(212.9)
Research and development	(77.5)	(43.4)	(243.5)	(137.8)
General and administrative	(57.6)	(51.6)	(169.5)	(136.0)
Other operating income (expenses), net	1.3	2.2	10.7	(23.3)
Income from operations	100.5	68.0	262.4	269.9

Interest income (expenses), net	(102.0)	14.6	(17.4)	21.5
Foreign exchange gain (loss), net	58.7	(35.0)	22.2	(88.0)
Income before income taxes	57.2	47.6	267.2	203.4

Income tax (expense) benefit	2.0	13.0	14.2	(95.7)
Income before equity	59.2	60.6	281.4	107.7

Equity in earnings of affiliates	0.1	—	0.3	—
Net income	59.3	60.6	281.7	107.7

Net income attributable to the noncontrolling interest	(1.6)	(2.9)	(4.7)	(5.6)
Net income attributable to Embraer	57.7	57.7	277.0	102.1

Earnings per share
Basic and Diluted
Common	0.0797	0.0797	0.3811	0.1411
Weighted average shares (millions of shares)
Basic and Diluted
Common	723.7	723.7	726.9	723.7
Earnings per share - ADS basic and diluted(US$)	0.3190	0.3188	1.5245	0.5645

(1)	Derived from unaudited financial information.

RECONCILIATION OF US GAAP AND “NON GAAP” INFORMATION

Adjusted EBITDA represents earnings before interest, taxation, depreciation and amortization. Adjusted EBITDA is not a financial measurement of the Company’s financial performance under US GAAP. Adjusted EBITDA is presented because it is used internally as a measure to evaluate certain aspects of the business, including financial operations. The Company also believes that some investors find it to be a useful tool for measuring a Company’s financial performance. Adjusted EBITDA should not be considered as an alternative to, in isolation from, or a substitution for, analysis of the Company’s financial condition or results of operations, as reported under US GAAP. Other companies in the industry may calculate adjusted EBITDA differently than Embraer has for the purposes of its earnings releases, limiting adjusted EBITDA’s usefulness as a comparative measure.

Adjusted EBITDA Reconciliation LTM	2Q09 (1)	3Q08 (1)	3Q09 (1)
Net Income(Loss) Attributable to Embraer	213.9	477.9	213.8
Minority interest	7.2	14.4	8.4
Income tax benefit (expense)	162.0	(35.1)	151.0
Interest income (expense), net	249.1	(17.4)	132.6
Foreign Exchange gain (loss), net	(55.1)	(12.0)	38.5
Depreciation and amortization	79.6	66.9	83.2
Adjusted EBITDA	656.7	494.7	627.5

(1)	Derived from unaudited quarterly financial information.

LTM : Last Twelve Months

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2009

Embraer-Empresa Brasileira de Aeronáutica S.A.

By:	/s/ Luiz Carlos Siqueira Aguiar
Luiz Carlos Siqueira Aguiar
Chief Financial Officer